UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ARMO BIOSCIENCES, INC.

(Name of Subject Company (Issuer))

BLUEGILL ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

04225U104

(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Daniel A. Neff

Mark Gordon

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,653,750,000.00	$205,891.88

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of ARMO BioSciences, Inc. (“ARMO”), at a purchase price of $50.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of 5:00 p.m., Eastern time, on May 18, 2018 (the most recent practicable date): (i) 30,405,109 shares of ARMO common stock were issued and outstanding, (ii) no shares of ARMO common stock were held by ARMO in its treasury, (iii) 2,657,030 shares of ARMO common stock were subject to outstanding ARMO stock options, (iv) 7,267 shares of ARMO common stock were subject to outstanding rights under ARMO’s employee stock purchase plan, and (v) 5,594 additional shares of ARMO common stock, which is an estimate of the maximum number of shares that were reserved for issuance pursuant to ARMO’s stock plans or employee stock purchase plan and may become outstanding prior to consummation of the Offer.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $205,891.88	Filing Party: Bluegill Acquisition Corporation and Eli Lilly and Company
Form or Registration No.: Schedule TO	Date Filed: May 23, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) filed with the Securities and Exchange Commission on May 23, 2018 by Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sentence at the end of the first paragraph in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase under the subheading “Antitrust Compliance” and under the further subheading “United States”:

“On May 29, 2018, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act, effective the same day.”

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sub-heading and paragraph at the end of Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

On May 24, 2018, a putative class action lawsuit (captioned Copp v. ARMO BioSciences, Inc. et al., Case No. 18-cv-03109) (the “Copp Action”) was filed in the United States District Court for the Northern District of California against ARMO and individual members of the ARMO Board, alleging violations of Sections 14(d)(4) and 14(e) of the Exchange Act, Rule 14d-9 promulgated under Section 14(d) of the Exchange Act, and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Copp Action alleges that the Schedule 14D-9 omits material information, rendering the information disclosed false and misleading. The Copp Action seeks, among other things, orders (i) enjoining the defendants from proceeding with, consummating, or closing the Offer and the Merger (or, in the alternative, awarding damages in the event the Merger is completed), (ii) directing the individual members of the Board to file an amended Schedule 14D-9, and (iii) awarding plaintiff’s costs and attorneys’ and expert fees. On May 25, 2018, the plaintiff filed a motion for preliminary injunction, for which the court set a hearing for June 14, 2018.

On May 29, 2018, a lawsuit (captioned Naugle v. ARMO BioSciences, Inc. et al., Case No. 18-cv-03176) (the “Naugle Action”) was filed in the United States District Court for the Northern District of California against ARMO and individual members of the ARMO Board, alleging violations of Sections 14(d)(4) and 14(e) of the Exchange Act, Rule 14d-9 promulgated under Section 14(d) of the Exchange Act, and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Naugle Action alleges that the Schedule 14D-9 omits or misrepresents material information, rendering the information disclosed false and misleading. The Naugle Action seeks, among other things, orders (i) enjoining the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Offer and the Merger if they are consummated or, alternatively, awarding unspecified rescissory damages, and (iii) awarding plaintiff’s costs and attorneys’ and expert fees.

Also on May 29, 2018, a putative class action lawsuit (captioned Franchi v. ARMO BioSciences, Inc. et al., Case No. 18-cv-00805) (the “Franchi Action” and collectively with the Copp Action and the Naugle Action, the “Actions”) was filed in the United States District Court for the District of Delaware against ARMO, individual members of the ARMO Board, Purchaser and Lilly, alleging violations of Sections 14(d)(4) and 14(e) of the Exchange Act, Rule 14d-9 promulgated under Section 14(d) of the Exchange Act, and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Franchi Action alleges that the Schedule 14D-9 omits material information, rendering the information disclosed false and misleading. The Franchi Action seeks, among other things, orders (i) enjoining the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Offer and the Merger if they are consummated or, alternatively, awarding unspecified rescissory damages, (iii) directing the individual members of the ARMO Board to file an amended Schedule 14D-9, (iv) declaring that the defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated under the Exchange Act, and (v) awarding plaintiff’s costs and attorneys’ and expert fees.

Lilly and Purchaser believe that the Actions are without merit; however, their ultimate outcome cannot presently be determined. Additional lawsuits arising out of or relating to the Transactions may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, ARMO will not necessarily disclose such additional filings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2018

Bluegill Acquisition Corporation

By:	/s/ Darren J. Carroll
	Name:	Darren J. Carroll
	Title:	President

Eli Lilly and Company

By:	/s/ Joshua L. Smiley
	Name:	Joshua L. Smiley
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 23, 2018.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated May 23, 2018.*

(a)(5)(A)	Joint Press Release issued by Lilly and ARMO on May 10, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Lilly on May 10, 2018).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated May 9, 2018, among Eli Lilly and Company, Bluegill Acquisition Corporation and ARMO BioSciences, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ARMO on May 10, 2018).

(d)(2)	Tender and Support Agreement by and among Eli Lilly and Company, Bluegill Acquisition Corporation and certain stockholders of ARMO BioSciences, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ARMO on May 10, 2018).

(d)(3)	Non-Disclosure Agreement between ARMO and Lilly dated March 19, 2018.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.